SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated March 30, 2006

2005 full-year results approved by Benetton Group Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: March 30, 2006

2005 full-year results approved by Benetton Group Board

CONSOLIDATED REVENUES INCREASE TO 1,765 MILLION EURO, NET INCOME TO 112 MILLION EURO

Proposed dividend of 0.34 euro per share

Ponzano, 30 March 2006. Consolidated revenues of 1,765 million euro (1,704 million in 2004), net income up to 112 million euro (109 million in 2004), net financial position improving to 351 million euro (441 million in 2004): these are the key figures of 2005 fiscal year, approved today by the Board of Directors. A dividend payment of 0.34 euro per share, equal to 62 million euro in total and payable from 18 May, will be proposed at the Shareholders' Meeting (convened for 9 May).

FINANCIAL PERFORMANCE

Consolidated revenues for 2005 amounted to 1,765 million euro, compared with 1,704 million in 2004, with an increase of 3.6%; this growth benefited from the good reception by the market of the 2005 Fall/Winter collections. Among the most significant elements contributing to the increase in revenues, were also the supplementary contribution deriving from the consolidation of the Turkish market and the growth of the South Korean and Indian markets, in addition to the growth in the network of directly operated stores.

Contribution margin was 643 million euro and 36.4% of revenues, compared with 38.4% in 2004, influenced in particular by the previously mentioned sales network development and offset by benefits associated with the search for specific skills and international manufacturing locations where our know-how can be introduced in order to guarantee the quality of our products and satisfaction of final customers.

Ordinary operating result for 2005 was 205 million euro and 11.6% of revenues, against 225 million in 2004 (13.2%).

EBIT was 157 million euro, compared with 158 million in 2004, and was 8.9% of revenues (9.3% in the previous year). This was influenced by net non-recurring expenses of 48 million euro, associated with the costs of reorganization and adjustments to the values of some activities in the sales network, the write-down of some non-core businesses, and expenses connected with the reorganization of the textile segment.

Net income for the period was 112 million euro, compared with 109 million in 2004, and was 6.3% of revenues, compared with 6.4% in 2004 financial year.

The net financial position was down to 351 million euro from 441 million at the end of 2004, shareholders' equity (at 31 December 2005) was 1,275 million euro and the total dividend is 62 million euro, equivalent to 0.34 euro per share. Free cash flow, before dividends, was 167 (a) million euro, compared with 182 (b) million euro in 2004.

FUTURE OUTLOOK

Orders collected for 2006 indicate a positive response from partners in the various markets to new product offerings and to new commercial initiatives introduced. In addition, in line with results in the second half of 2005, performance of directly operated stores is expected to improve further.

The significant increase in volumes and a product mix targeting increases in accessories and collection segments with high unit values, such as tailored garments and men's clothing, lead to expectations of an increase in 2006 consolidated revenues at least equal to that in 2005.

In 2006, significant growth is also forecast for markets in the Mediterranean basin, Eastern Europe, South Korea, China and India.

The company will also continue to focus on the search for specific skills and international manufacturing districts where it can introduce its know-how, in order to guarantee the long-established standards of quality of its products. The continued attention to production and commercial efficiency makes it possible to forecast an EBIT of around 9.5-10% of consolidated revenues and net income in the region of 6.5%.

PARENT COMPANY FINANCIAL STATEMENTS

The Parent Company, Benetton Group S.p.A., closed the 2005 financial year, using Italian accounting principles, with net income of 58.3 million euro against 39.1 million in 2004. The Board resolved to propose a dividend of 0.34 euro per share (equal to the previous year) at the shareholders' meeting, with a coupon detachment date of 15 May 2006. For payment of the dividend of around 62 million euro, about 58 million euro will be drawn from 2005 income and around 4 million from the extraordinary reserve. As from the 2006 financial year, the Benetton Group S.p.A. financial statements will also be prepared on the basis of IFRS.

Finally, the Board of Directors approved the new procedure for related party transactions and for significant transactions, which also implements provisions of the new Italian Corporate Governance Code (Codice di Autodisciplina) for listed companies. The new "internal dealing" regulation was also approved which governs, in compliance with the new laws, communications with CONSOB (Italian Exchange Commission) and the public about transactions in Benetton shares by persons identified as "relevant".

(a) Does not include the disposal of short-term financial assets of 118 million euro.

(b) Does not include payment of substitute tax, residual effects of the sale of the sports equipment segment, and purchase of financial assets, amounting to 125, 49 and 90 million euro respectively.

This press release contains forward looking statements which reflect Management's current views and estimates. The forward looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those contained in the forward looking statements. Potential risks and uncertainties include such factors as general economic conditions, foreign exchange fluctuations, competitive product and pricing pressures and regulatory developments.

For further information and contacts:

Media

0039 0422519036

www.benettongroup.com/press

Investor Relations

0039 0422519412

www.benettongroup.com/investors

Benetton Group consolidated results

Consolidated income statement

(millions of euro)	2005	%	2004	%	Change	%
Revenues	1,765	100.0	1,704	100.0	61	3.6
Cost of sales	995	56.4	929	54.5	66	7.1
Gross operating income	770	43.6	775	45.5	(5)	(0.6)
Selling costs	127	7.2	121	7.1	6	4.7
Contribution margin	643	36.4	654	38.4	(11)	(1.6)
General and operating expenses	438	24.8	429	25.2	9	2.2
Ordinary operating result	205	11.6	225	13.2	(20)	(8.7)
Non-recurring expenses/(income)	48	2.7	67	3.9	(19)	(28.3)
EBIT	157	8.9	158	9.3	(1)	(0.4)
Financial (expenses)/income	(23)	(1.3)	(22)	(1.3)	(1)	5.3
Income before taxes	134	7.6	136	8.0	(2)	(1.2)
Income taxes	20	1.1	28	1.6	(8)	(26.7)
Net income/(loss) for the year	114	6.5	108	6.4	6	5.3
attributable to:
- Shareholders of the Parent Company	112	6.3	109	6.4	3	2.8
- minority Shareholders	2	0.2	(1)	-	3	n.s.

Balance sheet and financial position highlights

(millions of euro)	12.31.2005		12.31.2004		Change
Working capital	688		711		(23)
Asset held for sale	8		8		-
Property, plant and equipment and intangible assets	895		910		(15)
Non-current financial assets	25		22		3
Other assets/(liabilities)	10		3		7
Capital employed	1,626		1,654		(28)

Net financial position	351		441		(90)
Total Shareolders' equity	1,275		1,213		62

Consolidated cash flow statement

(millions of euro)	2005		2004
Cash flow provided/(used) by operating activities	285		141	(B)
Cash flow provided/(used) by investing activities	(1)	(A)	(125)	(C)
Free cash flow	284		16

Cash flow provided/(used) by financing activities:
- dividends paid	(62)		(69)
- net change in sources of finance	(288)		(11)
- net change in cash and cash equivalents	66		64
Cash flow provided/(used) by financing activities	(284)		(16)

(A) includes 118 million euro in proceeds from the sale of financial assets
(B) includes 124.5 million euro in flat-rate tax payments
(C) includes 49 million euro in amounts relating to the sale of the sports segment and 90 million euro to the purchase of financial assets
Benetton Group S.p.A. results

Statements of income reclassified

(millions of euro)	2005	2004	Change
Financial income and expenses:
- income from equity investments	100	80	20
- net financial income and expenses	(13)	(26)	13
Total financial income and expenses	87	54	33

Changes in value of financial assets	(3)	(13)	9
Other operating income	42	53	(11)
Other operating costs	(78)	(75)	(2)
Extraordinary income and expenses	-	6	(6)
Results before income taxes	48	25	23
Income taxes	10	14	(4)
Net income	58	39	19

Financial situation

(millions of euro)	12.31.2005	12.31.2004
Working capital	85	93
Total capital employed	1,239	1,267
Net financial position	294	319
Shareholders' equity	945	948

Cash flow statement

(millions of euro)	2005
Self-financing	79
Taxes reimbursement	14
Change in working capital	1
Cash flow from net investing activities	(3)
Capitalization of equity investments
and changes in other financial assets	(4)
Payment of dividends	(62)
Net financial surplus	25